

May 21, 2014

<u>Via E-mail</u>
Mark Garrett
Executive Vice President and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

  Re: Adobe Systems Incorporated
     Form 10-K for the Fiscal Year Ended November 29, 2013
     Filed January 21, 2014
     Form 10-Q for the Quarterly Period Ended February 28, 2014
     Filed March 28, 2014
     File No. 000-15175

Dear Mr. Garrett:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Patrick Gilmore

        Patrick Gilmore
        Accounting Branch Chief